BIGSTRING CORPORATION
                               File No. 333-127923

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                           MEMORANDUM SUMMARIZING SEC
                                   COMMENTS ON
                               AMENDMENT NO. 1 TO
           BIGSTRING CORPORATION'S REGISTRATION STATEMENT ON FORM SB-2
                             Filed October 21, 2005
                              AND RESPONSES THERETO

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      Terms used herein without definition, shall have the same meaning assigned to them in the prospectus.

General Comments
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Plan of Operation, page 19
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1.    Comment: We note on page 20, that you struck the disclosure that you "do
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      not plan to make any significant additions to [your] property or equipment in the next twelve months." Please revise this section to note whether you intend to make any significant acquisitions, including additions to your property or equipment, in the next twelve months.

      Response: We have revised the prospectus in accordance with the Staff's
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      comments.

Principal Stockholders and Security Ownership of Management, page 23
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2.    Comment: We note on page 46, that Mark Shefts is the controlling person
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      for Shefts Associates, Inc. and Shefts Family LP. Combined, Shefts
      Associates, Inc. and Shefts Family LP beneficially own over 5% of your outstanding shares. Please advise us why Mark Shefts was not included in the Principal Stockholders and Security Ownership of Management Table or revise as necessary.

      Response: We have revised the prospectus to include Mark Shefts in the
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      beneficial ownership table set forth in the section of the prospectus captioned "Principal Stockholders and Security Ownership of Management."

Description of Business and Services, page 28
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Business Strategy, page 28
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3.    Comment: We note your response to comment 43. You state that you "recently
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      introduced an email rewards program and a shopping rewards program."
      Please revise to note the percentage of revenues that you share with your active email users under each rewards program.

      Response: We have revised the prospectus in accordance with the Staff's
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      comments.

4.    Comment: You state that, pursuant to your email rewards program you "will
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      share any revenue generated from advertising and marketing affiliations with the `active users' of [y]our email services, which are defined as those users who are registered email subscribers and have logged onto their account within 30 days of the date that the revenue is received." Please revise to note if the active users consist of paying as well as non-paying users.

      Response: We have revised the prospectus in accordance with the Staff's
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      comments.

Protection of Proprietary Rights, page 31
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5.    Comment: You state that you are currently relying on a patent application
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      to protect your proprietary rights in the Universal Recallable, Erasable,
      Secure and Timed Delivery Email. Please revise to note how the patent application currently protects your proprietary rights.

      Response: We have revised the prospectus to address the Staff's comments.
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Related Party Transactions, page 40
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6.    Comment: In light of the fact that Messrs. Myman, Daniels and Handshy are
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      all co-founders of BigString and were executives of the company on July
      16, 2004 when you acquired Email Emissary, please expand your disclosure to explain how the negotiations regarding the number of shares to be issued in the transaction were conducted at "arms-length." In connection with this we note that Messrs. Myman, Daniels and Handshy also acted as sole shareholders of Email-Emissary on such date.

      Response: We have revised the prospectus to disclose in the section
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      captioned "Related Party Transactions" that at the time BigString acquired all of the outstanding common stock of Email Emissary, neither Charles A. Handshy or David L. Daniels, nor their spouses, were officers, directors or stockholders of BigString. In addition, we have disclosed in that section of the prospectus that Darin M. Myman did not serve as an officer or director of Email Emissary prior to its acquisition by BigString, and only owned 20% of Email Emissary's outstanding common stock at the time of the transaction.

      Messrs. Daniels and Handshy became executive officers and directors of BigString at the time of the transaction. We erroneously reported in the preliminary prospectus included with amendment no. 1 to the registration statement that Messrs. Daniels and Handshy were officers and directors of BigString since its inception. We have revised the biographies of Messrs. Daniels and Handshy included in the prospectus to disclose that they did not become officers and directors of BigString until BigString acquired all of the outstanding stock of Email Emissary.

      Inasmuch as Messrs. Daniels and Handshy had no equity position, directorship or management position in BigString and Mr. Myman had no directorship,

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

      management position or controlling equity position in Email Emissary, BigString believes that the negotiations between BigString and the majority shareholders of Email Emissary were conducted at arms-length.

7.    Comment: We note on page 46 that Mark Shefts is the controlling person for
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      Shefts Associates, Inc. and Shefts Family LP. Combined Shefts Associates
      and Shefts Family LP beneficially own over 5% of your outstanding shares. In the Business Consultant Services Agreement by and between Bigstring and Shefts Associates (Exhibit 10.30), we note that you have an agreement with Shefts Associates where it will provide you with advisory services for a year beginning September 23, 2005. In light of the fact that Mark Shefts beneficially owns over 5% of your outstanding shares, please advise us why the Shefts Associates advisory services agreement was not disclosed in this section or revise this section to disclose this agreement.

      Response: We have revised the prospectus to address the Staff's comment.
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Selling Stockholders, page 44
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8.    Comment: We note that certain of your selling stockholders are affiliates
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      of registered broker-dealers. Please note that it is our position that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Please revise to disclose, if true, that each selling shareholder that is an affiliate of a broker-dealer purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares. If you are unable to make those statements with respect to one or more of those selling shareholders, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement.

      Response: We have revised the section of the prospectus captioned "Selling
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      Stockholders" to disclose that each selling stockholder who is an affiliate of a registered broker-dealer has represented to BigString that he, she or it purchased the shares being offered by him, her or it in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, to distribute the shares.

9.    Comment: We reissue Comment 61. Please revise your disclosure on page 46
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      to remove your statement that the selling shareholders may sell their shares on a "delayed basis" pursuant to Rule 415 since delayed offerings, as defined by Rule 415, must be conducted on Form S-3.

      Response: We have revised the prospectus in accordance with the Staff's
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      comments.

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

10.   Comment: We note that you are registering for resale shares pursuant to
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      warrants issued to Mr. Shefts. Since the warrants have not been exercised, please tell us why you believe it is appropriate to register these unissued shares for resale. Further, if Mr. Shefts were to exercise the warrants prior to the effectiveness of this registration statement and the company were to register those shares in this offering, please advise us as to why you believe the private issuance of immediately exercisable warrants was concluded prior to the filing of the SB-2.

      Response: The Business Consultant Services Agreement, dated as of
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      September 22, 2005, between BigString and Shefts Associates, Inc. (the
      "Consulting Agreement") obligates BigString to register the shares underlying the warrants that were issued to Shefts Associates, Inc. in connection with the Consulting Agreement. To fulfill its obligation under the Consulting Agreement, BigString has included the shares underlying the warrants in this registration statement. We are not aware of any prohibition against the registration of shares subject to warrants in a registration statement on Form SB-2. If the Commission precludes BigString from including the shares underlying the warrants in this registration statement, BigString will be obligated to register such shares under a separate registration statement, which will result in BigString incurring unnecessary expense. Accordingly, BigString would like to register the shares underlying the warrants in this registration statement to avoid having to undertake a subsequent registration to fulfill its obligation to Shefts Associates, Inc.

Additional Information, page 51
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11.   Comment: Please revise to note that the correct address for the
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      Commission's Public Reference Room is Room 1580,100 F Street, NE,
      Washington, DC 20549. Your current disclosure has the address as 100 Fifth Street.

      Response: We have revised the prospectus in accordance with the Staff's
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      comments.

Financial Statements for the years ended December 31, 2004 and 2003 and the nine
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months ended September 30, 2005, pages F-3 - F-26
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12.   Comment: We note your response to comment 64. Despite the fact that as of
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      December 31, 2004 you turned your primary attention to routine, ongoing business activities, it appears that through September 30, 2005 you have not produced significant revenue. Please tell us why you should not be considered a development stage company in light of the guidance in paragraph 8b of SFAS 7 or revise your document.

      Response: We have revised the prospectus, including BigString's financial
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      statements, to indicate that we consider BigString a development stage company and have included the appropriate disclosures in the financial statements to reflect that BigString is a development stage company.

Report of Independent Registered Public Accounting Firm, page F-2
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13.   Comment: Please tell us why your auditor changed their report date.
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

      Response: The report of the independent registered public accounting firm
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      included in amendment no. 2 to the registration statement is dated July
      31, 2005, except as to notes 2, 4, 5, 6 and 8 for which the date is November 30, 2005. The report of the independent registered public accounting firm included in the registration statement filed on August 29, 2005 also was dated July 31, 2005.

Revenue Recognition, page F-7
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14.   Comment: We have reviewed your revised disclosure in response to prior
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      comments 65 and 66. Please explain how you have overcome the presumption that cash consideration provided by you to your customers is a reduction of the selling price. Refer to paragraph 9 of EITF 01-9. Please address the fifty percent and twenty percent components separately in your response.

      Response: BigString, in accordance with EITF Issue No. 99-19, "Reporting
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      Revenue Gross As A Principal Versus Net As An Agent" and paragraph 9 of
      ETIF 01-19, disclosed its revenue recognition policy relating to the distribution of such revenue to users who participated in the referral source of advertising income. Corresponding distributions to "active users" and referral fees are recorded as a reduction of gross revenue and not as a component of cost of sales.

Note 2 - Acquisition, pages F-10 - F-11
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15.   Comment: We note your response to comment 67. We re-issue our previous
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      comment. We are still unclear why you would assign the shares issued in conjunction with the Email Emissary acquisition a lower value than the shares recently sold in a private placement shortly before and after the acquisition. This would seem to be the most reliable measure of their fair value under paragraph 6 of SFAS 141. Additionally, please tell us how management valued the intangible assets acquired in this acquisition.

      Response: The fair market value (i.e. $0.24 per share) of the shares of
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      BigString common stock issued in connection with the acquisition of Email
      Emissary was based upon the weighted average value of the shares of BigString common stock issued in private placement transactions occurring from December 2003 through December 2004. To assist it in valuing the intangible assets acquired in the transaction, BigString engaged an independent valuation firm to provide a valuation of such intangible assets. The valuation firm had no present or contemplated financial interest in BigString or Email Emissary, and its fees for the valuation were based upon normal hourly billing rates and were not contingent upon the results of the valuation.

16.   Comment: We note your response to comment 69. It appears that you did not
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      include the value of the intangible assets acquired when performing the asset test for this acquisition. With the inclusion of intangible assets valued at $61,569, this acquisition appears to be significant using the asset test. Additionally, this acquisition appears to be significant under the investment test referenced in Item 310(e) of Regulation S-B. Please

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

      file the required financial statements for Email Emissary for the year ended December 31, 2003 and the interim period preceding the acquisition.

      Response: We have included in the prospectus audited financial statements
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      of Email Emissary (a development stage company) for the period January 1,
      2004 through July 16, 2004, for the period August 7, 2003 (date of formation) through December 31, 2003, and for the period August 7, 2003 (date of formation) through July 16, 2004.

Note 6 - Common Stock, pages F-12 - F13
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17.   Comment: We note your response to comment 70. We are still unclear why you
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      were able to value certain consulting services but not others during 2004 and 2005. Please provide us with a more detailed analysis that explains this inconsistency. Additionally, please explain why the value of the consulting services received for stock was more readily measurable than the consideration issued. We note that you issued shares for $.25 in cash during those periods.

      Response: We have revised the financial statements to reflect the value of
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      all consulting services rendered and to be rendered.

Consolidated Statements of Stockholders' Equity for the nine months ended
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September 30, 2005 and 2004, pages F-17 - F-18
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18.   Comment: We note your response to comment 74. Please revise to make the
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      presentation of the financial information for the period from December 31,
      2003 through December 31, 2004 consistent with the presentation on page F-5. Specifically, please revise the presentation of the subscription receivable, remove the September 30, 2004 balances, and correct the per share price of the 185,000 share issuance. Additionally, please revise to label the September 30, 2005 balance as "unaudited."

      Response: We have revised the financial statements in accordance with the
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      staff's comments.

Consolidated Statements of Cash Flows for the nine months ended September 30,
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2005 and 2004, pages F-19 - F-20
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19.   Comment: Please tell us what consideration you gave to classifying
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      "subscriptions receivable" under cash flows from financing activities as opposed to operating activities.

      Response: Subscription receivable under cash flows has been reclassified
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      to proceeds from sale of common stock which is a financing activity of
      BigString.

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